================================================================================


                                                                    Exhibit 11.1


                         La Salle Re Holdings Limited
            STATEMENT OF COMPUTATION OF NET INCOME PER COMMON SHARE


 (Expressed in thousands of United States Dollars except for number of shares and earnings per share)

                                                            Quarter                        Nine Months
                                                            -------                        -----------

                                                                     Fully                             Fully
                                                    Primary         Diluted          Primary          Diluted
                                                    -------         -------          -------          -------
Net income before minority interest:        (1)        40,817          40,817          101,551          101,551
                                                 ============    ============     ============     ============
Number of shares:

Weighted average shares outstanding                14,397,720      14,397,720       14,397,720       14,397,720
Exchangeable non-voting Shares              (1)     8,329,290       8,329,290        8,329,290        8,329,290
Incremental shares of outstanding stock
options                                     (2)     1,193,795       1,204,829        1,123,435        1,222,808
Incremental shares of outstanding stock
appreciation rights                         (3)        47,145          47,145           47,145           47,145
                                                 ------------    ------------     ------------     ------------
                                                   23,967,950      23,978,984       23,897,590       23,996,963
                                                 ============    ============     ============     ============

Earnings per Share:                                      1.70            1.70             4.25             4.23

(1) The holders of exchangeable non-voting Shares in LaSalle Re Limited, which represents the minority interest, generally can exchange these shares at any time, on a one for one basis, for common shares in LaSalle Re Holdings Limited. For purposes of the computation of net income per common share, these shares have been treated as common share equivalents.

(2) As of June 30, 1996, the Company has 2,499,348 options outstanding. The dilution would be the equivalent of approximately 1,193,795 shares for the quarter and 1,123,435 for the nine months ended June 30, 1996, using the treasury stock method, based on market price.

(3) As of June 30, 1996, the Company has granted 340,872 stock appreciation rights. The dilution would be the equivalent of approximately 47,145 shares for both the quarter and nine months ended June 30, 1996, using the treasury stock method, based on market price.